Filed pursuant to Rule 497(a)
File No. 333-257157
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FUNDRISE

Why 2025 could redefine real estate investing



A year ago, we boldly claimed that "*The hard part was over for real estate*". Today, strong returns across multiple strategies validate that conviction.

In September, the Federal Reserve began its much anticipated rate-cutting cycle, lowering the benchmark Fed Funds rate three times for a total of 100 basis points (or 1%) which in turn translated to positive performance across almost every asset class, real estate included.

2024 performance review

FLAGSHIP REAL ESTATE FUND

7.50% return[1]

The Flagship Real Estate Fund performance signals a strong recovery.

INCOME FUND

8.30% total return[1]

The Income Fund achieved 8.30% total return[1], including a 7.9% annual dividend.

INNOVATION FUND

11.79% return[1]

The Innovation Fund posted results fueled by investments in top tech companies and ServiceTitan's IPO (+44%).

Why 2025 could be a game-changer

Falling interest rates are setting the stage for rising real estate values as the Fed continues its rate-cutting cycle. At the same time, prices remain near multi-decade lows, offering an attractive entry point for investors. Slowed construction has tightened supply, creating a favorable supply-demand dynamic that is likely to drive rent and property value growth. Additionally, potential policy changes, including deregulation and tax adjustments, may further fuel demand while constraining new supply, amplifying the market's growth potential.

What it means for you

As we step into 2025, our strategy remains the same: invest in high-potential, well-priced assets while managing risk with a diversified portfolio. Real estate, fixed income, and cutting-edge tech remain cornerstones of our approach.

Read our full investor letter here.

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Appendix

Exhibit A: Trailing 1-year and since inception cumulative returns of registered funds through December 31, 2024[1]

	1 year	Since inception
Flagship Real Estate Fund	7.50%	20.24%
Income Real Estate Fund	8.30%	22.34%
Innovation Fund	11.79%	13.25%

[1] These return figures represent the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested.

An investor in the Fundrise Flagship Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/flagship. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/innovation. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

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